UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33044 / March 13, 2018

_____

In the Matter of   :
                                                                      :
MORNINGSTAR FUNDS TRUST   :
MORNINGSTAR INVESTMENT MANAGEMENT LLC.   :
                                                                      :
22 West Washington Street Chicago, IL 60602   :
                                                                      :
(812-14808)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

Morningstar Funds Trust and Morningstar Investment Management LLC filed an
application on August 10, 2017, and an amendment to the application on January 19, 2018,
requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the
"Act") granting an exemption from sections 12(d)(1)(A), (B), and (C) of the Act, and
under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and
(2) of the Act. The order would permit certain registered open-end management
investment companies that operate as "funds of funds" to acquire shares of certain
registered open-end management investment companies, registered closed-end
management investment companies, "business development companies" as defined by
section 2(a)(48) of the Act, and registered unit investment trusts that are within or outside
the same group of investment companies as the acquiring investment companies.

On February 15, 2018, a notice of the filing of the application was issued (Investment
Company Act Release No. 33005A). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that granting the requested exemption is appropriate in and consistent with
the public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by Morningstar Funds Trust and Morningstar Investment Management LLC (File No. 812-14808) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary